Exhibit 99.1

ASX Announcement Tuesday 29th November 2022

AHI Announces Results of AGM

Advanced Human Imaging Ltd (ASX: AHI) (“NASDAQ: AHI”) is pleased to announce the results of today’s Annual General Meeting (“AGM”) in accordance with ASX Listing Rule 3.12.2. All resolutions contained in the Notice of Annual General Meeting, dated 26 October 2022, were passed on a poll of shareholder votes.

Disclosure of Voting Results

A summary of the Proxy Votes and Poll Results from today’s AGM is attached to this announcement.

This announcement has been approved for release by the Board of Advanced Human Imaging Ltd.

About Advanced Human Imaging Ltd.

AHI delivers scalable health assessment, risk stratification and digital triage to healthcare providers, insurers, employers, and government agencies. Since 2014, AHI has been delivering Health-tech innovation using smartphones, starting with the world’s first on-device body dimensioning capability. AHI has developed and been issued global patents in all major markets, securing and bringing forth the next frontier in digitizing healthcare with a suite of componentized solutions.

AHI has assembled a world-class team of machine learning, AI, and computer vision experts along with medically trained data scientists to develop the world’s most comprehensive mobile-phone-based risk assessment tool culminating in:

Body dimension and composition assessment, Digital Blood biomarker prediction, including HbA1C, HDL, LDL, and 10-year mortality risk. FaceScan using Transdermal Optical Imaging to return vital signs and cardiovascular disease risk estimates. DermaScan, on-device dermatological skin identification with over 588 skin conditions across 133 categories (Inc. Melanoma). Personalized therapeutic and non-therapeutic health coaching to improve daily habits and build health literacy.

With a focus on impact at scale, AHI is proud to showcase this milestone in digital healthcare transformation, delivering a biometrically driven triage solution, all accessible on and via a smartphone. With these advanced technologies, AHI helps its partners escalate patients into right-care pathways for proactive health management at a population scale.

This delivery of proprietary capabilities ushers forth an era of cost-effective health accessibility for billions of smartphone users worldwide. In doing so, AHI endeavors to put the power of possibilities in the hands of global communities, empowering people to take control of their journey to better health outcomes.

For more information on AHI go to www.ahi.tech .

For more information contact:

Simon Durack

Company Secretary & CFO

Advanced Human Imaging Ltd

E: admin@ahi.tech

Advanced Human Imaging Ltd
ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951
Email: investors@ahi.tech

Disclosure of Proxy Votes Advanced Human Imaging Ltd Annual General Meeting Tuesday, 29 November 2022
Automic
GPO Box 5193, Sydney, NSW 2001
P 1300 288 664 (aus) or +61 (0)2 9698 5414 (world)
F +61 (0)2 8583 3040 E hello@automic.com.au
ABN 27 152 260 814

In accordance with section 251AA of the Corporations Act 2001, the following information is provided in relation to resolutions put to members at the meeting.

	Decided by Show of	Total Number of Proxy Votes exercisable by proxies	Proxy Votes				Poll Results (if applicable)
Resolution	Hands (S) or Poll (P)	validly appointed	FOR	AGAINST	ABSTAIN	PROXY’S DISCRETION	FOR	AGAINST	ABSTAIN
1 Adoption of Remuneration Report	P	12,010,442	6,784,559 56.49%	1,977,942 16.47%	109,282	3,247,941 27.04%	10,032,500 83.53%	1,977,942 16.47%	109,282
2 Election of Director – Dr Katherine Iscoe	P	39,000,247	37,202,509 95.39%	1,564,833 4.01%	17,435	232,905 0.60%	34,438,996 95.65%	1,564,833 4.35%	17,435
3 Election of Director – Peter Goldstein	P	38,507,389	37,656,940 97.79%	456,080 1.18%	510,202	394,369 1.02%	35,054,891 98.72%	456,080 1.28%	510,202
4 Re-election of Director – Nicholas Prosser	P	32,265,442	31,288,209 96.97%	582,864 1.81%	6,712,240	394,369 1.22%	31,682,578 98.19%	582,864 1.81%	3,715,822
5 Issue of Shares to Related Party – Nicholas Prosser	P	32,963,622	30,655,841 93.00%	2,074,390 6.29%	6,052,520	233,391 0.71%	30,889,232 93.71%	2,074,390 6.29%	3,056,102
6 Issue of Shares to Related Party – Mike Melby	P	38,975,076	36,667,295 94.08%	2,074,390 5.32%	41,066	233,391 0.60%	33,904,268 94.23%	2,074,390 5.77%	41,066
7 Approval of 7.1A Mandate	P	38,782,042	37,275,621 96.12%	1,273,516 3.28%	234,100	232,905 0.60%	34,553,139 96.56%	1,232,485 3.44%	234,100
8 Change of Company Name	P	38,988,148	38,107,111 97.74%	637,606 1.64%	27,980	243,431 0.62%	35,354,124 98.23%	637,606 1.77%	27,980
9 Confirmation of Appointment of Auditor	P	38,984,919	38,539,837 98.86%	212,177 0.54%	32,749	232,905 0.60%	35,776,324 99.41%	212,177 0.59%	32,749